Filed pursuant to Rule 424(b)(3)
File No. 333-278477

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 15 DATED FEBRUARY 25, 2025

TO THE PROSPECTUS DATED APRIL 2, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 2, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose that the Company entered into the Bluejay Funding Credit Agreement.

Bluejay Funding Credit Agreement

On February 18, 2025 (the “Closing Date”), Bluejay Funding LLC (“Bluejay Funding”), a Delaware limited liability company and newly formed wholly-owned subsidiary of the Company, entered into a credit agreement (the “Bluejay Funding Credit Agreement”), with Bluejay Funding, as borrower, the Company, in its capacities as collateral manager and equity investor, the lenders from time to time parties thereto and BNP Paribas, as administrative agent (in such capacity, the “Administrative Agent”) and as a lender. From time to time Bluejay Funding expects to use amounts borrowed under the Bluejay Funding Credit Agreement to acquire eligible assets from the Company composed primarily of first priority corporate loans pursuant to the terms of the Loan Sale Agreement (as defined below), to ramp-up a portfolio of assets to be pledged as collateral for a future collateralized loan obligation transaction (the “Bluejay Funding Debt Securitization”), which is expected to be arranged by an affiliate of the Administrative Agent. The Company retains a residual interest in assets acquired by Bluejay Funding through its ownership of the limited liability company interests of Bluejay Funding. The maximum principal amount of the Bluejay Funding Credit Agreement, which can be drawn upon by Bluejay Funding subject to certain conditions in the Bluejay Funding Credit Agreement, is $350 million as of the Closing Date, and can be increased as mutually agreed among the parties to the Bluejay Funding Credit Agreement subject to certain conditions set forth therein following the pricing date of the Bluejay Funding Debt Securitization.

The Bluejay Funding Credit Agreement provides for the ability to draw and re-draw revolving loans under the Bluejay Funding Credit Agreement for a period of up to two years after the Closing Date unless the commitments are terminated sooner as provided in the Bluejay Funding Credit Agreement. Unless otherwise terminated or extended, the Bluejay Funding Credit Agreement will mature on the date which is four years after the Closing Date (the “Bluejay Funding Warehouse Final Maturity Date”). Prior to the Bluejay Funding Warehouse Final Maturity Date, proceeds received by Bluejay Funding from principal and interest, dividends, or fees on assets must be used to pay fees, expenses and interest on outstanding borrowings. On the Bluejay Funding Warehouse Final Maturity Date, Bluejay Funding must pay in full all outstanding fees and expenses and all principal and interest on outstanding borrowings, and the excess may be returned to the Company or to Bluejay Funding for use in the manner required under the Bluejay Funding Debt Securitization documents, as described in the Bluejay Funding Credit Agreement.

Under the Bluejay Funding Credit Agreement, Bluejay Funding is permitted to borrow amounts in U.S. dollars. Amounts drawn under the Bluejay Funding Credit Agreement will bear interest at the 3-month secured overnight financing rate published by the Federal Reserve Bank of New York (the “Term SOFR”), in each case, plus a margin. Borrowings under the Bluejay Funding Credit Agreement bear interest at Term SOFR plus a spread of (x) to and excluding the 24-month anniversary of the Closing Date, 1.65% and (y) thereafter, 2.65%. The Bluejay Funding Credit Agreement contains customary covenants, including certain limitations on the activities of Bluejay Funding, including limitations on incurrence of incremental indebtedness and customary events of default. The lenders under the Bluejay Funding Credit Agreement are secured by a perfected first priority security interest in the assets of Bluejay Funding and on any payments received by Bluejay Funding in respect of those assets. Pursuant to the Bluejay Funding Credit Agreement, Bluejay Funding pledged its assets to the Administrative Agent for the benefit of the secured parties under Bluejay Funding Credit Agreement. The assets pledged to the Administrative Agent pursuant to the Bluejay Funding Credit Agreement will not be available to pay the debts of the Company.

Pursuant to a warehouse collateral management agreement dated as of the Closing Date (the “Bluejay Funding Collateral Management Agreement”), by and between Bluejay Funding and the Company, the Company was appointed as collateral manager of Bluejay Funding. The Company is not entitled to receive a fee for its services under the Bluejay Funding Collateral Management Agreement and is performing its services in order to facilitate the Bluejay Funding Debt Securitization.

Under the terms of a loan sale and contribution agreement dated as of the Closing Date (the “Loan Sale Agreement”) by and between Bluejay Funding and the Company that provides for the sale of certain loans to Bluejay Funding, the Company transferred to Bluejay Funding a portion of its ownership interest in such loans, as pledged to the Administrative Agent pursuant to the Bluejay Funding Credit Agreement, for the purchase price and other consideration set forth in the Loan Sale Agreement. As a result of these transfers, Bluejay Funding, and not the Company, currently holds all of the ownership interest in such loans. The Company made customary representations, warranties and covenants in the Loan Sale Agreement.